FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JULY 27, 2010

1.                DATE, TIME AND PLACE: On the twenty-seventh day of July, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.                MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.                CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.                AGENDA: (i) Analysis, discussion and approval of the Financial Statements of the Second Quarter of 2010; and (ii) Approval of the payment of interim dividends in accordance with the Company’s Distribution of Dividends Policy.

5.                RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by the majority vote:

5.1.            To approve, following presentation by the Board of Executive Officers, without reservations, the Financial Statements of the Second Quarter of 2010, the Management Report and the Independent Auditors’ Review Report, to which the Fiscal Council granted a favorable opinion.

5.2.            To approve the payment of interim dividends referred to the second quarter under the Company’s Distribution of Dividends Policy, in the amount of R$ 19,590,175.31 (nineteen million, five hundred and ninety thousand, one hundred and seventy-five Reais and thirty-one cents), corresponding to R$ 0.08 per preferred share class A and R$ 0.0727272727273 per common share. The payment of dividends shall be made on August 17, 2010. All the shares shall be entitled to dividends on August 03, 2010 base date. As of August 04, 2010, the shares shall be negotiated “ex-right” to dividends until the payment date thereof.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, July 27, 2010. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser and Ulisses Kameyama. Guest: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.